

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 5, 2008

Edward L. Bernstein
Chief Executive Officer
Propell Corporation
336 Bon Air Center, No. 352
Greenbrae, CA 94904

> **Re: Propell Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 2, 2008**
> **File No. 333-150862**

Dear Mr. Bernstein:

        We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the accountant's consent in the amended filing.

General - Auleron

2.   We have read your response and revised disclosures to prior comment 2. We note throughout your filing you state you accounted for the Auleron transition as an investment under the equity method of accounting. The equity method is used to account for equity investments in entities over which the investor can exert significant influence but not control, given that you own and control Auleron, it doesn't appear the equity method of accounting would be appropriate. In this regard, please tell us what consideration was given to accounting for the transaction with Auleron as an asset purchase, which would mean an increase in your assets and liabilities for the assets purchased and liabilities assumed of the Auleron's assets of $99k and liabilities of $74k as of March 31, 2008**.** If you conclude the transaction should be accounted for as an asset purchase please revise MD&A to disclose the value of the assets and liabilities acquired. Furthermore, on page F-26 you state that Auleron had an outstanding note receivable as of September 30, 2008 from Mountain Capital in the amount of $60k. Given that Propell owns Auleron it appears this intercompany payable should be eliminated. Please revise or advise.

Our Company, page 3

3.   You state that you anticipate in the near future making the necessary legal, financial and organizational changes in the structure of Crystal Magic such that it will become part of your consolidated financial statements for accounting purposes. Please revise your filing to disclose the basis for this expectation and any known factors that could adversely impact your plans. Your revised disclosure should also address the fact that it may not be in the economic interest of Mr. Rhodes to give up control of Crystal Magic. In this regard, it is unclear why Mr. Rhodes would surrender control given the significant benefits afforded to him by the preferred stock option and corresponding Administrative Agreement.

Risk Factors, page 6

   4. Please provide disclosure regarding the risk that the company will have to pay CMI's expenses incurred in the operation of its business in the event the Administrative Services Agreement is effected. Please clarify that this creates an obligation to fund CMI's losses. Please disclose the amount of CMI's expenses and the amount of operating losses in the last two fiscal years. Please provide appropriate MD & A disclosure also.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Consolidated Results of Operations, page 18

5.   We note (1) the revenue and expenses of Crystal Magic are not presented in your results because it is a cost method investment, (2) Auleron temporarily shut down operations in the last quarter of 2007. As such, there are no revenues or expenses in your results for Auleron. (3) Although Propell incurred expenses of $552k for the nine months ended September 30, 2008, it actually didn't earn revenues for this period. The main source of your reported revenues comes from your wholly owned subsidiary, Mountain Capital. Given your current presentation it is confusing to an investor to assess your current operations and source of revenues. In consideration of the above factors your MD&A should focus on the operations of Mountain Capital. In this regard, we would expect a discussion of any material trends and an analysis of the results of operations for the year ended December 31, 2007, as compared to December 31, 2006. We would expect a robust discussion that quantifies the contributing factors for the decrease in cost of sales as a percentage of revenue from 82% for the year ended December 31, 2006, to 67% for the year ended December 31, 2007 (see disclosure on page 20), and the source of other income of $58k for the year ended December 31, 2006, and the expense of $6k for the year ended December 31, 2007.

Furthermore, your MD&A should provide an analysis for Propell of the pro forma results for the nine months ended September 30, 2008 as compared to the same period in 2007. For example, your discussion should address the $1.3 million in operating expenses for the pro forma nine months ended September 30, 2008 as compared to the $443k for the same period in 2007. In this regard, we note $552k of the $1.3 million in operating expenses was incurred by Propell. We would expect your discussion to address whether these expenses represent one-time charges or continuing expenses. Additionally, you can remove your analysis of the nine and three months ended analysis of Propell on page 18. Refer to Sections 501.04 and 501.12 of the Financial Reporting Codification for guidance.

Liquidity Capital Resources, page 18

6.   We note you loaned Crystal Magic $635k dollars, which you show as an intercompany receivable on the face of your balance sheet. Please revise your disclosure to discuss the material terms of repayment, such as the interest rate, maturity date of this loan, whether the loan is collateralized. Your discussion should also address the business purpose of the loan and given the negative operating performance of Crystal Magic, please discuss how you concluded a reserve for bad debts wasn't required (please disclose specific factors that support your conclusion). Clarify whether Propell is legally obligated to transfer any funds to Crystal Magic.

Security Ownership of Certain Beneficial Owners and Management, page 43

7.   It is not clear why you have not listed Mara Gateway Associates and other shareholders who would be deemed to own your shares because they own promissory notes convertible into common shares. In addition, it does not appear that you have included shares underlying convertible notes in the amounts held by David N. Baker and the Joseph W. and Patricia G. Abrams Family Trust. Please revise.

Administrative Agreement, page F-29

8.   It appears that the Administrative Agreement, in its current form, would impose a legal requirement on Propell to fund any Crystal Magic's losses. Given that Mr. Rhodes can unilaterally activate the Agreement by exercising his preferred stock option, this material uncertainty should be fully described in MD&A pursuant to Section 501.12.b.3 of the Financial Reporting Codification. Disclose why Propell management agreed to assume this obligation given that Propell would simultaneously be surrendering a 99% voting interest in Crystal Magic. Please clarify whether the Administrative Agreement would effectively require Propell to pay off the Crystal Magic debt guaranteed by Mr. Rhodes. Please disclose whether this arrangement enables Mr. Rhodes to maintain an economic interest in

Crystal Magic's upside potential while transferring substantial downside risk to Propell. Further, please provide quantified disclosure about Crystal Magic's history of operating cash flow deficits so that readers can understand the magnitude of loss exposure. Also, please disclose whether you are accounting for this loss contingency under SFAS 5.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may contact Tracy McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief